UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Dana Incorporated
(Exact name of registrant as specified in its charter)

Delaware	1-1063	26-1531856
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3939 Technology Drive, Maumee, Ohio 43537
(Address of principal executive offices) (Zip Code)

Christopher J. Dawson (519) 437-0329
(Name and telephone number, including area code of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Dana Incorporated’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.dana.com.  The website and information accessible through it are not incorporated into this Form SD.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the registrant is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of Dana Incorporated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DANA INCORPORATED

Date: June 5, 2020	By:	/s/ Jonathan M. Collins
		Name:	Jonathan M. Collins
		Title:	Executive Vice President and Chief Financial Officer